K&L Gates LLP 1 Park Plaza Twelfth Floor Irvine, CA 92614 T +1 949 253 0900 F +1 949 253 0902 klgates.com

December 22, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attn:      J. Nolan McWilliams, Attorney-Advisor

Re:	ADOMANI, Inc.
Amendment No. 1 to Registration Statement on Form S-1; Amendment No. 2
Filed December 15, 2017
File No. 333-220983

Ladies and Gentlemen:

ADOMANI, Inc. (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated December 20, 2017 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 (“Amendment No. 1”) to Registration Statement on Form S-1 (the “Registration Statement”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in the Comment Letter.

In addition, we are concurrently sending to the Staff three marked copies of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, as filed with the Commission via EDGAR as of the date hereof, marked against Amendment No. 1. If the Staff would like additional hard copies, please so advise and we would be happy to provide such additional copies. All page number references contained in the Company’s responses below correspond to the page numbers in Amendment No. 2.

Plan of Distribution, page 97

1.	Please clarify whether the issuance of the placement agent warrant is registered on this registration statement. If so, please include in the registration statement fee table the placement agent warrant and common stock issuable on exercise.

Company Response: The Company respectfully advises the Staff that neither the placement agent warrant nor the shares of common stock issuable upon exercise thereof will be registered pursuant to the Registration Statement.

2.	You state in your revised disclosure that Boustead Securities, LLC “may be deemed” an underwriter. Please disclose here and on the prospectus cover that Boustead is an underwriter within the meaning of Section 2(a)(11) of the Securities Act.

Company Response: The Company has revised the prospectus cover and page 98 of the Registration Statement in response to the Staff’s comment.

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If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 623-3519 or email me at Michael.Hedge@klgates.com.

Sincerely,

/s/ Michael A. Hedge

K&L Gates LLP

Michael A. Hedge

cc:

Tonya K. Aldave, U.S. Securities and Exchange Commission

Effie Simpson, U.S. Securities and Exchange Commission

Jean Yu, U.S. Securities and Exchange Commission

James L. Reynolds, ADOMANI, Inc.

Michael K. Menerey, ADOMANI, Inc.

Matthew A. Susson, K&L Gates LLP

Andrew D. Thorpe, Orrick, Herrington & Sutcliffe LLP

Melissa V. Frayer, Orrick, Herrington & Sutcliffe LLP